BROADWAY-GRAND PLAZA ASSOCIATES
                          JOINT VENTURE AGREEMENT

        THIS AGREEMENT, executed in duplicate as of January 1, 1981, is by and between AMERICAN RECREATION CENTERS, INC., a California corporation, and BERNAL INVESTMENT, INC., a California corporation, hereinafter referred to as "ARC" and "BERNAL" respectively, and collectively referred to as "the Partners" or "the Partnership".

RECITALS OF FACT:
     A. ARC is a publicly held recreational chain and BERNAL is a developer of real property projects, both of whom desire to cooperate in the development of a parcel of commercial land, located at the corner of Broadway and Grand Avenues, Oakland, Alameda County, California, sometimes called "the Broadway Bowl property".
     B. The real estate project contemplated is basically the redevelopment of the land now occupied by the old Broadway Bowl Building, the Hertz Rent-a-Car Downtown Agency and possibly the two adjacent parcels under third party ownership, into an office building complex together with parking and related facilities.
     C. ARC and BERNAL have agreed to joint venture the project. The purpose of this Agreement is to establish a general partnership for the limited purpose of the proposed joint venture. For convenience of terminology, the legal entity utilized will be a general partnership and the parties are referred to using that terminology.
     D. ARC and BERNAL have already contributed cash and services as described below, as a preliminary to formation of this entity.

     THE PARTIES HERETO AGREE AS FOLLOWS:
     1. NAME. The name of this Partnership shall be BROADWAY-GRAND PLAZA ASSOCIATES. Upon execution of this Agreement or subsequent change in the membership of the Partnership, the Partners shall sign, cause to be filed and published in Alameda County a Certificate of

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

Fictitious Name setting forth the name and place of business of each Partner as required by the California Business and Professions Code, and a Statement of Partnerships, as authorized by the California Corporations Code.

     2. PURPOSE. The primary purpose of the Partnership shall be to redevelop the Broadway Bowl property, and to construct and lease to third parties office and commercial facilities on the Broadway Bowl parcel, either by the Partnership or in a joint venture with third parties. If the Partnership is unable to do the project itself or by a joint venture, the project may be sold by mutual agreement of the parties to a third party. The said real property is more particularly described on Exhibit "A" attached hereto and a plot plan is attached as Exhibit "B". This real estate is hereafter generally called "the property" herein.

     3. TERM. The partnership shall be deemed to have commenced on January 1, 1981 and shall continue until December 31, 2041, unless sooner terminated. The Partnership may not be voluntarily terminated except by mutual consent, until the property has been re-developed and completed, or until sold as a project; if not sold after the development is complete, however, the Partnership shall be continued until December 31, 2041, unless both the partners shall mutually agree to terminate the Agreement on a prior date. This is a partnership for a fixed term. Termination of the Partnership shall be as provided in this Agreement, or if no provisions are made herein, shall be in accordance with the existing California General Partnership Law at the time of termination.
     4. PLACE OF BUSINESS. Initially, the principal place of business of the Partnership shall be c/o BERNAL INVESTMENT, INC., P.O. Box 2434, Dublin, Alameda County, California 94566, or at such other place or places as the Partners shall hereafter determine. It is understood, however, that the Property is located in Oakland, Alameda County.
     5. CAPITAL CONTRIBUTIONS.
        A. ARC CONTRIBUTIONS.
           (i) INITIAL STEPS. In July, 1978, ARC acquired the improved property consisting of the Broadway Bowl building and the Hertz

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Rent-a-Car lot from S. DWIGHT SKAGGS in a transaction for a total purchase price of One Million One Hundred Thousand Dollars ($1,100,000.00) plus commissions, transfer taxes, and other out-of-pocket costs. The adjoining properties in the block, consisting of a parcel of approximately 25 X 100 feet owned by LOVI and another parcel of approximately 75 X 75 feet owned by HUNT, have not been acquired by the Partnership. The Partnership may attempt to acquire one or both of these parcels. The Hertz Rent-a-Car facility is subject to a lease that does not expire until 1986, and the Partnership will endeavor to terminate or otherwise modify that lease at an earlier date if it is possible to arrive at an agreement with Hertz.

             (ii) AGREED VALUE. The Partners agree that ARC has contributed initial capital, through loan payments, taxes, and other holding and acquisition costs in an aggregate amount of $332,466.29, through December 31, 1980. Such amount shall be deemed ARC's permanent capital contribution, returnable only upon dissolution of the Partnership as a result of the sale or other disposition of the real property. ARC shall not be entitled to any interest or other compensation for such contribution, beyond its percentage of interest in the Partnership profits, as described below. Such capital contributions shall be reflected in the opening entries of the books of the Partnership, based upon a schedule of such amounts paid out by ARC.

              (iii) PROPERTY AND OBLIGATIONS. ARC will hold title to the real property in its name, on behalf of the Partnership, until requested to Deed it to the Partnership or to any subsequent joint venture or partnership which this Partnership may join.* Upon such request by BERNAL, the Partnership will pay all costs of transfer, but ARC shall not be entitled to any compensation for the transfer. In the meantime, the Partnership shall be solely liable for all costs of acquisition, ownership, holding and developing the property which are or were incurred after December 31, 1980. ARC shall account regularly to the Partnership for all sums expended on behalf of the Partnership for any authorized purpose, which sums shall be treated as loans to the Partnership as provided in Paragraph 6 below.

* When so deeded, title shall be held as a partnership of the two parties, subject to all the terms of this Agreement.

     B. BERNAL'S CONTRIBUTION. BERNAL shall not be required to make any cash contribution to the capital of the Partnership, but BERNAL agrees to contribute its best efforts in the form of its professional services reasonably necessary for the planning and development of the project, and through consultation with the realtors, engineers and architects as necessary during construction of the proposed office and commercial building, and any other property development of the property. The sole contribution of BERNAL shall be in the form of its services to the Partnership, and the Partnership shall not be responsible for payment to BERNAL for any such services.
      The general scope of such services required by BERNAL, without further compensation, shall be all those services listed above which are reasonably necessary in order to accomplish the purposes of this Agreement. Notwith-standing anything herein provided to the contrary, BERNAL will not act as the general contractor with respect to the development of the Partnership real property.
       C. OUT-OF-POCKET EXPENSES. Except as provided in Paragraphs 5.A. and 5.B., neither Partner shall be entitled to reimbursement for actual out-of-pocket expenses for its own personnel, who work on the Project, which costs shall be borne by each Partner individually. Each Partner shall pay all salaries and other expenses of its own operations as part of its own unreimbursed contribution.
       D. INDIVIDUAL CAPITAL ACCOUNTS. Individual capital accounts shall be maintained for each Partner to which shall be credited, or from which shall be deducted, a Partner's capital contributions and withdrawals, as the case may be.
       6. PROVISIONS FOR WORKING FUNDS BY ARC.
          A. ADVANCES. In order to provide the necessary working funds for the Partnership (hereafter called "operating advances"), ARC agrees to advance to the Partnership as a non-interest bearing loan all sums, agreed upon by the Partners as necessary, to pay Partnership obligations for the mortgage (including principal and interest) on the property, for payment of taxes and operating expenses for the existing building. In addition, ARC further agrees to advance all of the funds reasonably necessary for the purpose of paying for legal, accounting, planning,

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engineering, architectural and other similar so-called "front-end" costs on a pre-development basis, the amount of which advances shall be added monthly to its operating advances account.
        Further, if the Partners agree on the necessity of doing so, ARC shall advance, itself, or arrange a loan for the Partnership against the Property or the Partnership assets in general, in the amount necessary to acquire or terminate the Hertz lease, and to acquire the two adjoining parcels owned by LOVI and HUNT. The purpose of these provisions is to provide a means by which the Partnership can acquire the necessary working, acquisition and operational capital during the pre-development stage of the property without BERNAL putting up any money. In the event that any money is borrowed on behalf of the Partnership or by ARC for the Partnership, ARC shall be entitled to recover only its actual borrowing costs for the money.
           B. RETURN OF ADVANCES. Except as provided below in this Subparagraph 6.B., ARC shall be entitled to have the entire amount of its operating advances returned to it, without interest, before any distributions of net cash flow or net profits to the Partners. As soon as cash flow, either from the sale of the project or from operations of the building development when completed, exceeds financing amortization, expenses and a reasonable reserve for contingencies, all of such cash flow shall be paid over the ARC, at least monthly, until the entire amount of operating advances funded by ARC has been returned. When all operating advances have been returned to ARC, then net cash flow shall be divided on the percentage provided in Paragraph 7.A.
        Notwithstanding the preceding paragraph, ARC agrees to reduce the cash flow operating advance repayment to it by that sum reasonably necessary to allow BERNAL funds necessary to pay corporate taxes on any taxable income created by the project allocable to BERNAL. Such share of the net cash flow shall be paid to BERNAL from cash flow fifteen (15) days prior to the date on which the tax is due and payable. Such payment to BERNAL shall be charged against its future share of net cash flow otherwise distributable to it, and deducted from future payments. The amount deemed necessary for payment of taxes shall be determined by ascertaining BERNAL's share of California and U.S. taxable income from the project for its taxable year, and then computing its Franchise and Income tax as though the taxable income from the Project were its only income for that period, without regard to any deductions or expenses. If there is no taxable income attributable to BERNAL from the project, then no amount shall be paid BERNAL until ARC's reimbursement is complete.
        7.  SHARING OF PROFITS AND LOSSES; CASH FLOW.
           A. The net profits and losses of the Partnership shall be shared on the basis of Sixty (60%) percent of ARC and Forty (40%) percent to BERNAL. The term "net profit" as used in this Agreement shall mean the net book profit determined by the accountants employed for the Partnership at the close of each fiscal year.
           B. Notwithstanding the book or tax amount of "net profit" ARC and BERNAL agree to divide only the actual "net cash flow" from the operation of the Partnership on a Sixty percent - Forty percent (60% - 40%) basis, and to distribute the same monthly, after the return of ARC's "operating advances" as provided in Paragraph 6.B.
           C. A separate income account shall be maintained for each partner. Partnership net profits shall be credited to the separate income accounts of the Partners as earned.
        8. ADDITIONAL CAPITAL FOR ACTUAL CONSTRUCTION. The Partners agree in advance that ARC is not responsible for advancing the necessary capital to proceed with actual construction and development and that the provisions of Paragraph 6 above apply only to pre-development expenses. The Partners realize that due to the very large capital requirements of developing the Project beyond the pre-development stage, it will require that the Project either be financed through equity participation by a lender or through equity participation by a third party with a substantial loan from a third party lender.
        It is further agreed that in any such participation by third parties the dilution of interest in the profits shall apply on a pro-rata basis so that, for example, if the equity participant brought in to obtain development funds were to have a total participation of Thirty-Three and 33/100 percent (33.3%), then ARC's interest in the profits or ownership of the project would be reduced by Twenty percent (20%) to Forty percent (40%) and that of BERNAL by Thirteen and 33/100 percent (13.33%) to Twenty-Six and 66/100 percent (26.66%), subject, however, to ARC's continuing rights to recover its operating advances as described in Paragraph 6.B.
        In the event that third parties are brought in as equity participants, either this Partnership will form a new partnership with the equity participants or this Partnership shall be amended to reflect the inclusion of the third party or parties, but always subject to ARC's prior rights to recovery of its operating advances as described in Paragraph 6.B.
        The Partners agree to work in good faith to integrate such a partner into the Project, but if they are unable to agree upon such equity partner or the basis of its participation, then the Project will be sold, and out of the proceeds of the sale, ARC shall first be entitled to recover its operating advances; each party shall then recover the balance, if any, in its capital account; and then the profit on the sale shall be divided by the Partners on the basis of the Sixty - Forty percentage (60% - 40%) described in Paragraph 7 above.
        9. BOOKS OF THE PARTNERSHIP. The Partnership books shall be maintained on the same fiscal year basis as that of ARC (a 52-53 week year ending on the last Wednesday of May of each year), and for income tax purposes, shall be on a cash basis to the extent allowed by law. Initially, the books shall be kept by BERNAL at its general offices under the supervision of ARC. Each Partner shall have the right, at any time during business hours, to examine the said books and to compare the same with any statements prepared from them. Failure of a Partner to object to the books and statements prepared therefrom within two (2) years after the close of the said books and distribution of the statements based on them, shall be deemed conclusive evidence of its agreement that they are correct and may not be reopened for any purpose, except fraud. Monthly statements of profit and loss shall be provided each partner by BERNAL.
        10. TIME DEVOTED TO PARTNERSHIP. Competent employees of each of the Partners shall be assigned to devote such time to the operation of the business and completion of the Partnership projects as may be reasonably necessary to successfully conclude it under the Management obligations described in Paragraph 13 below. It is understood, however, that each of the Partners has other business interests and each may devote its full time to such other business interests, provided only that this does not unnecessarily interfere with the timely completion of this Partnership project.
        11. SALARIES; DRAWINGS. Neither partner nor its employees shall be entitled to a salary, sales commission, or other direct compensation for services performed for the Partnership. However, each Partner shall be entitled from time to time to reimbursement for ordinary and necessary actual out-of-pocket expenditures made on behalf of the Partnership business only after completion of the development of the property.
        Drawings for the Partners from available "net cash flow" shall be made only as provided in paragraph 7. B. above.
        12. BANK ACCOUNTS. The Partnership shall maintain a general commercial bank account in such bank as may be agreed upon from time to time. There shall be deposited into such bank account all funds received by the Partnership. Withdrawals from the general commercial bank account shall be made upon the signature of an authorized representative of either Partner, or as agreed from time to time.

13. MANAGEMENT AND CONTROL.

        A. ARC had the responsibility of acquiring the property, and jointly with BERNAL is carrying out the responsibilities of deciding on development alternatives, as well as eventual financing. ARC shall continue to provide direction as to the development of the Project and in general participate in the project. The basic responsibility of BERNAL shall be to serve as the lead in working up the development of the Project and the financing alternatives, including working with the necessary professionals.
        B. Upon completion of the Project, the Partners shall agree upon a method of having all of the accounting done for the Partnership by themselves or through a third party. Neither Partner has the authority, alone, to incur obligations for financing on behalf of the Partnership, except by mutual agreement.
        C. Notwithstanding the foregoing paragraphs, neither Partner shall have the power or right to do any of the following on behalf of the Partnership without the consent of the other:
           (1) Mortgage or voluntarily encumber the Partnership's real property;
           (2) Sell, lease or otherwise dispose of any of the Partnership real property;
           (3) Enter into a joint venture or Partnership on behalf of the Partnership with any other person or entity; or
           (4) Enter into any contract binding the Partnership to the payment of money in excess of One Thousand ($1,000.00) Dollars, once the improvements are complete, and Five Thousand ($5,000.00) Dollars prior to that time.

        14.   DISSOLUTION PROCEDURES.

            A. In the event of the voluntary or involuntary dissolution of the Partnership for any reason, all remaining Partners or the surviving Partner shall become the winding-up Partner and be charged with the responsibility of winding up the affairs of the Partnership in accordance with the provisions of the California Partnership Law.
The Partner acting as the winding-up Partner shall have the right to retain, and withhold from distribution to the Partners, a working capital fund sufficient to insure that all obligations of the Partnership are paid, prior to final dissolution and the final accounting and distribution of the Partnership assets.
        B. The proceeds of the disposition of the assets of the Partnership shall be applied and distributed in the following order of priority:
           (1) To the payment of the current debts and liabilities of the Partnership (other than long-term financing of the improvements and any loans or advances that may have been made by the Partners to the Partnership) and to the expenses of liquidation;
           (2)   To the setting up of any reserve which the Liquidating
Partner may reasonably deem necessary for any contingent or unforeseen liabilities or obligations of the Partnership or of the Liquidating Partner arising out of or in connection with the Partnership or its liquidation.
Unless otherwise agreed by the Partners, such reserves shall be paid over by the Liquidating Partner to an attorney-at-law or certified public accountant practicing in the State of California, as escrow holder, to be held for the purpose of disbursing such reserves in payment of any of the aforementioned contingencies, and, at the expiration of such period as the General Partners shall reasonably deem advisable, to distribute the balance thereafter remaining in the manner provided in the following sub-divisions of this Paragraph B;
           (3) To the repayment of any loans, or operating advances that may have been made by the Partners, as provided above in Paragraph 6.A.
           (4) Each party shall then recover the balance in its capital account, if any; and

           (5) Any balance remaining shall be distributed Sixty percent - Forty percent (60% - 40%) to the Partners; provided, however, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Partnership so as to enable the Liquidating Partner to minimize the losses possible upon liquidation. Each of the Partners shall be furnished with a statement prepared by the Partnership's then accountants, which shall set forth the assets and liabilities of the Partnership as of the date of complete liquidation.

     15. RESTRICTIONS ON TRANSFER; RIGHT OF FIRST REFUSAL. The interest of a Partner may not be transferred, voluntarily or by operation of law, except as provided in this Paragraph 15. Further, the provisions of this paragraph shall continue to apply to any interest held by the Partners as tenants in common or in any other successor entity, unless all Partners under this Agreement agree to the contrary. These restrictions are covenants running with the land to be owned by the Partnership, which shall be incorporated in any deed to a successor entity so as to bind all successors in interest, unless expressly waived by the then Partners.
        Prior to commencement of construction or for a period of five (5) years, whichever first occurs, no transfer may be made of an interest held by a Partner. Once construction has commenced, a transfer may be made, provided that if either Partner desires or proposes to sell or transfer all or any portion of its interest in the Partnership (or any successor entity) then such selling or transferring Partner shall first offer the Partnership interest proposed to be transferred to the other Partner on the same terms and conditions, and shall identify the proposed transferee; provided, however, all Partners under this or any successor agreement may agree to waive this right of first refusal. The non-selling Partner shall then have ten (10) business days in which to accept or reject the offer. If the offer is not accepted by the non-selling Partner within the ten (10) day period, then the selling Partner shall be free to make the transfer, provided that (1) it shall be to the party identified in the notice of sale;
 (2) it shall be on no less favorable terms than offered to the non-selling Partner;

 (3) the transferee shall be obligated to provide the non-selling Partner, prior to the transfer, with reasonable evidence of comparable financial responsibility to that of the selling Partner; and (4) the transferee shall expressly assume all of the obligations hereunder of the transferor. A transfer made as a result of a rejection of the right of first refusal by a Partner must close, if at all, within sixty (60) days following the expiration of the ten
 (10) day notice period, or new notice must be given to the non-selling Partner. A "tax free exchange" is expressly prohibited under this Paragraph 15, unless the proposed transferor has demonstrated to the non-selling
Partner that the values involved in the exchange are realistic and that the exchange is not for the purpose of avoiding the restrictions of this Paragraph 15. The non-selling Partner shall have the right to meet or match the proposed transaction with the identical property within a period of fifteen (15) days, and if unable to meet such terms, the selling Partner shall be entitled to complete the exchange as proposed.
In all events the non-selling (or non-exchanging) Partner shall be entitled to the same notice of intended transfer and to the same transfer conditions being imposed on the new transferee, even though the non-exchanging Partner cannot participate in the exchange.
        Notwithstanding anything in this Paragraph 15 to the contrary, either Partner shall have the right, at any time, upon ten (10) days' written notice to the other to transfer, without the above restrictions, all or any part of its interest in the Partnership to a wholly owned corporate subsidiary, provided that (1) such transfer shall not relieve the original Partner of any obligation hereunder; (2) the transferee corporation shall expressly assume the obligations of the transferor, without releasing the transferor; and (3) the transferee corporation shall expressly agree in such assumption agreement that it has no such further right to transfer to a subsidiary without the consent of the other Partner, and such subsidiary shall have no right to transfer its interest in the Partnership to any other person, firm or corporation without complying with the terms of this Paragraph 15.

        16. ARBITRATION. Any controversy arising out of or related to this Agreement or the breach of this Agreement shall be settled by arbitration at Sacramento, California in accordance with the rules of the American Arbitration Association, and judgment upon the award rendered may be entered in any court having jurisdiction thereof; provided only, that an accounting may be obtained by court proceedings in lieu of arbitration. The neutral arbitrator (or if only one, then the only arbitrator) shall be an attorney at law, licensed to practice in California. The Partners may agree to an informal arbitration, but only by mutual agreement.

        17. NOTICES. All notices provided in this Agreement shall be in writing and shall be sufficient if sent by United States mail to the last recorded address of the Partner (in the Partnership records) to whom such notice is to be given; alternatively, delivery of a notice by personal service shall be sufficient.

The address of each is:

AMERICAN RECREATION CENTERS, INC.          BERNAL INVESTMENT, INC.
P.O. Box 60729                             P.O. Box 2434
Sacramento, CA 95860                       Dublin, CA 94566

        18. EXECUTION OF OTHER DOCUMENTS. The Partners agree that they will, from time to time, execute any and all further documents required by law, upon request of any Partner or legal counsel for the Partnership.

        19. PRESUMPTIONS. Title and captions are not part of this Agreement. California law governs construction and interpretation of this Agreement. This Agreement has been reviewed by legal counsel for each Partner so that no presumption shall be made or asserted against either Partner on the grounds of authorship of the Agreement.

        20. AMENDMENTS. This Agreement may be amended only by a written addendum hereto, signed by all of the Partners.

        21. HEIRS, SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of, and be binding upon, the heirs, successors and assigns of all Partners except as specifically provided herein.

        EXECUTED at Sacramento, California as of January 1, 1981.

                                        AMERICAN RECREATION CENTERS, INC.,
                                        a California corporation

                                        By /s/ illegible
                                           -------------------------------
                                           Officer

                                        BERNAL INVESTMENT, INC.,
                                        a California corporation

                                        By /s/ illegible
                                           ---------------------------------
                                           Officer

That parcel of land in the City of Oakland, County of Alameda, State of California, described as follows:

A portion of Block 9, "Map of Resubdivision of Block 9, Pacific Homestead", filed May 23, 1873, Map Book 3, page 30, Alameda County Records, described as follows:

Beginning at the point of intersection of the western line of Broadway with the southern line of 23rd Street, formerly Locust Street, as said way and street are shown on the map herein referred to; thence westerly along said line of 23rd Street 219.63 feet, more or less, to a point 100 feet easterly from the eastern line of Valley Street; thence at right angles southerly 100 feet; thence at right angles westerly 25 feet; thence at right angles northerly 25 feet; thence at right angles westerly 75 feet, more or less, to the easterly line of Valley Street; thence southerly along said easterly line of Valley Street 115.18 feet, more or less, to the northern line of West Grand Avenue, formerly 22nd Street as said street was established by Final Decree of Condemnation in that certain action entitled "City of Oakland, a municipal corporation, vs. Albert E. Kern, et al.", Case No. 113095, a certified copy of which Decree was recorded March 28, 1932, in Book 2793 of Official Records of Alameda County at page 175; thence south 77 degrees 18' 22" east along the last named line 270.18 feet to the point of intersection with the western line of Broadway as said way is shown on said Decree recorded in Book 2793 OR, at page 175; thence northerly along said line of Broadway 200.17 feet, more or less, to the southern line of 23rd Street and the point of beginning.


                        Legal Of Existing Broadway Bowl

                                   EXHIBIT A

                                [FIGURE OF PLOT]





           Plot Plan Of Total Parcel Including Broadway Bowl Property

                                   EXHIBIT B

September 11, 1996

Mr. Gerald D. Eschen
Bernal Investments, Inc.
P.O. Box 2434
Dublin, CA 94568

Re: Union City Release Cancellation

Dear Jerry:

This letter confirms our agreement concerning the early termination of the lease between us for Union Square Lanes located at 14 Union Square, Union City, California.

The lease was originally entered into between Union City Associates, as landlord, and American Recreation Centers, Inc. ("ARC"), as tenant, on March 1, 1980 for a term of 20 years ending on February 29, 2000.

Bernal Investment, Inc. ("Bernal") is now the successor to the original landlord, and we have agreed to terminate the lease effective April 12, 1996 ("effective date"). We have removed all of our personal property from the premises, and you have accepted the premises back in its present "as is" condition.

In return for this early termination, we have agreed to pay Bernal an early termination fee of One Hundred Ninety One Thousand, Three Hundred Sixteen and No/100 Dollars ($191,316).

This early termination fee ("fee") shall be payable out of ARC Properties, Inc.'s ("ARCP") share of the gain on the sale of the real property owned with you and commonly known as "Broadway-Grand" located in Oakland, California.

Until paid, the fee shall bear interest at 8% per annum, but may be prepaid by ARC or ARCP at any time without penalty.

On the effective date Bernal and ARC shall be fully and unconditionally released and discharged from their respective obligations arising from or connected with the provisions of the lease. This letter agreement shall fully and finally settle all demands, charges, claims, accounts, or causes of action of any nature, including, without limitation, both known and unknown claims and causes of action that arose out of or in connection with the lease, and it constitutes a mutual release with respect to the lease. Bernal and ARC expressly waive the provisions of Civil Code section 1542, which provides:

        "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

If this meets with your approval, please acknowledge the bottom portion of this letter and return an executed copy to me.

Sincerely,

AMERICAN RECREATION CENTERS, INC.

By: /s/ Robert A. Crist
   ------------------------------
   Robert A. Crist, President and CEO

READ AND AGREED:

BERNAL INVESTMENTS, INC.

By: /s/ Gerald D. Eschen
   ------------------------------
   Gerald D. Eschen, President

ARC PROPERTIES, INC.

By: /s/ Robert A. Crist
   ------------------------------
   Robert A. Crist, President and CEO